Dated February 27, 2013

Filed Pursuant to Rule 433

Registration Statement No. 333-185081

Relating to Preliminary Prospectus Supplement

Dated February 27, 2013 to Prospectus Dated November 20, 2012

LASALLE HOTEL PROPERTIES

6.375% Series I Cumulative Redeemable Preferred Shares

(Liquidation Preference $25.00 per share)

FINAL PRICING TERMS

Issuer:	LaSalle Hotel Properties

Title of Shares:	6.375% Series I Cumulative Redeemable Preferred Shares of Beneficial Interest

Number of Shares:	4,000,000 shares (4,600,000 if the underwriters’ over-allotment option is exercised in full)

Maturity:	Perpetual

Trade Date:	February 27, 2013

Settlement Date:	March 4, 2013 (T+3)

Distribution Rate:	6.375% per annum of the $25.00 liquidation preference (equivalent to $1.59375 per annum per share)

Distribution Payment Dates:	On or about January 15, April 15, July 15 and October 15, commencing April 15, 2013

Conversion Rights	Upon the occurrence of a Change of Control, investors will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem their Series I Preferred Shares) to convert some or all of their Series I Preferred Shares (the “Change of Control Conversion Right”) into a number of the Issuer’s common shares of beneficial interest, par value $0.01 per share, equal to the lesser of:

•

the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per Series I Preferred Share to be converted plus the amount of any accrued and unpaid distributions to and including the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series I Preferred Share distribution payment and prior to the corresponding Series I Preferred Share distribution payment date, in which case no additional amount for such accrued and unpaid distribution will be included in this sum) by (ii) the Common Share Price; and

•	2.0080 (the “Share Cap”), subject to certain adjustments;

in each case, subject to provisions for the receipt of alternative consideration, as described in the preliminary prospectus supplement.

If the Issuer has provided or provides a redemption notice, whether pursuant to the Issuer’s special optional redemption right in connection with a Change of Control or the Issuer’s optional redemption right, investors will not have any right to convert their Series I Preferred Shares in connection with the Change of Control Conversion Right and any Series I Preferred Shares subsequently selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

A “Change of Control” is when, after the original issuance of the Series I Preferred Shares, the following have occurred and are continuing:

•

the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934 of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Issuer entitling that person to exercise more than 50% of the total voting power of all shares of the Issuer entitled to vote generally in elections of trustees (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•

following the closing of any transaction referred to in the bullet above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the New York Stock Exchange (the “NYSE”), the NYSE MKT LLC (“NYSE MKT”) or the NASDAQ Stock Market (“NASDAQ”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, NYSE MKT or NASDAQ.

The “Change of Control Conversion Date” will be a business day that is no less than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control to the holders of Series I Preferred Shares.

The “Common Share Price” will be (i) if the consideration to be received in the Change of Control by holders of the Issuer’s common shares is solely cash, the amount of cash consideration per common share, and (ii) if the consideration to be received in the Change of Control by holders of common shares is other than solely cash, the average of the closing price per common share on the 10 consecutive trading days immediately preceding, but not including, the effective date of the Change of Control.

Optional Redemption:	On and after March 4, 2018, at the Issuer’s option, the Issuer may redeem the Series I Preferred Shares, in whole or from time to time in part, at a redemption price of $25.00 per share, plus any accrued and unpaid distributions to and including the date of redemption (subject to the special optional redemption right described below).

Special Optional Redemption:	Upon the occurrence of a Change of Control, the Issuer may, at its option, redeem the Series I Preferred Shares, in whole or in part and within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends to and including the date of redemption. If, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of redemption with respect to the Series I Preferred Shares (whether pursuant to the Issuer’s optional redemption right or its special optional redemption right), investors will not have the conversion right described above.

Yield:	6.375%

Public Offering Price:	$25.00 per share

Purchase Price by Underwriters:	$24.2125 per share

Net Proceeds (before expenses):	$96,850,000 ($111,377,500 if the underwriters’ over-allotment option is exercised in full)

Underwriting Discount:	$3,150,000 ($3,622,500 if the underwriters’ over-allotment option is exercised in full)

Use of Proceeds:	The Issuer intends to use the net proceeds from this offering for one or more of the following purposes: to redeem a portion of its outstanding Series G Preferred Shares, to reduce amounts outstanding under its senior unsecured credit facility, and for acquisitions, working capital and other general corporate purposes.

Joint Book-Running Managers:	Wells Fargo Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Citigroup Global Markets, Inc.

Lead Manager:	RBC Capital Markets, LLC

Senior Co-Managers:	Barclays Capital Inc.
BMO Capital Markets Corp
Deutsche Bank Securities Inc.
Raymond James & Associates, Inc.

Co-Managers:	Robert W. Baird & Co. Incorporated
MLV & Co. LLC
U.S. Bancorp Investments, Inc.

Listing/Symbol:	NYSE / “LHOPrI”

CUSIP / ISIN:	517942 801 / US5179428017

The issuer has filed a registration statement (including a prospectus dated November 20, 2012 and a preliminary prospectus supplement dated February 27, 2013) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897, Citigroup Global Markets, Inc. at (800) 831-9146 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.